UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-27507

CYNERGISTEK, INC.

(Exact name of registrant as specified in its charter)

11940 Jollyville Road, Suite 300-N

Austin, TX 78759

(949) 614-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*  On September 1, 2022, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 23, 2022 (the “Merger Agreement”), by and among the Company, Clearwater Compliance LLC, a Tennessee limited liability company (“Parent”), and Clearwater Compliance Acquisition Company I, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), at which time the Company’s equity securities ceased to be publicly traded.

Pursuant to the requirements of the Securities Exchange Act of 1934, CynergisTek, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 12, 2022	CYNERGISTEK, INC.

	By:	/s/ Steven Cagle
	Name:	Steven Cagle
	Title:	Chief Executive Officer